U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 8 )

                clickNsettle.com, Inc. (formerly NAM Corporation)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   18682E-205
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                            Thelen Reid & Priest LLP
                                875 Third Avenue
                          New York, New York 10022-6225
                                 (212) 603-2215
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D

CUSIP No. 18682E-205

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Roy Israel                 ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,401,982 shares (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,401,982 shares (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,401,982 shares (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 18682E-205

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Carla Israel                ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    123,806 shares (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           123,806 shares (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     123,806 shares (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note

      The purpose of this amendment is to update certain information contained in Items 3 and 5. On August 20, 2001, the Company effectuated a 1-for-3 reverse stock split of its common stock. On December 22, 2003, the Company effectuated a 6-for-1 forward stock split of its common stock. All references to number of shares and prices per share in this document have been restated accordingly.

Item 3. Source and Amount of Funds or Other Consideration

      On April 13, 2005, Mr. Israel exercised 600,000 options at the stated option price of $0.04583 per share. All purchases were made from Mr. Israel's personal funds.

Item 5. Interest in Securities of the Issuer

      A. (i) Mr. Israel has beneficial ownership of 3,401,982 shares of Common Stock, or 34.26% of the outstanding Common Stock. These shares are owned directly by Mr. Israel. In addition, Mr. Israel is an indirect beneficial owner of 123,806 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 3,525,788 shares or 35.51% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel.

            (ii) Mr. Israel has the sole right to vote 3,401,982 shares of Common Stock.

            (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days except as noted above.

            (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

            (v) Not applicable.

      B. (i) Mrs. Israel has beneficial ownership of 123,806 shares of Common Stock or 1.25% of the outstanding Common Stock. These shares of Common Stock are owned directly by Mrs. Israel. In addition, Mrs. Israel is an indirect beneficial owner of 3,401,982 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

            (ii) Mrs. Israel has the sole right to vote 123,806 shares of Common Stock.

            (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

            (v) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 15, 2005


                                                      /S/ ROY ISRAEL
                                                      ---------------------
                                                      Roy Israel

                                                      April 15, 2005


                                                      /s/ Carla Israel
                                                      ---------------------
                                                      Carla Israel